April 17, 2020

Zhengbin (Bing) Yao, Ph.D.
Chairman, President and Chief Executive Officer
Viela Bio, Inc.
One MedImmune Way
First Floor, Area Two
Gaithersburg, MD 20878

       Re: Viela Bio, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 15, 2020
           CIK No. 0001734517

Dear Dr. Yao:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    John T. Rudy